

March 16, 2012

Mr. Tony N. Frudakis
President and Principal Executive Officer
Skyview Holdings Corp.
12913 42nd Ter. West
Cortez,  FL  34215

   **Re:** **Skyview Holdings Corp.**
     **Form 10-K for the Fiscal Year Ended December 31, 2010**
     **Filed May 2, 2011**
     **File No. 0-52480**

Dear Mr. Frudakis:

   We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Kevin L. Vaughn

        Kevin L. Vaughn
        Accounting Branch Chief